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                              November 19, 2020

       Brian McKeag
       Chief Financial Officer
       HEARTLAND FINANCIAL USA INC
       1398 Central Avenue
       Dubuque, Iowa 52001

                                                        Re: HEARTLAND FINANCIAL
USA INC
                                                            Form 10-Q for the
Quarter Ended September 30, 2020
                                                            Filed November 5,
2020
                                                            File No. 001-15393

       Dear Mr. McKeag:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended September 30, 2020

       Item 2. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       NON-GAAP Reconciliations
       Reconciliation of Adjusted Net Income Available to Common Stockholders and Adjusted
       Diluted EPS (non-GAAP)

   1. We note that your disclosure of adjusted diluted earnings per share excludes provision for credit losses, a normal
and recurring charge for your business. Please revise future filings to refrain from
disclosing performance measures that exclude the provision for credit losses. See Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations.
 Brian McKeag
HEARTLAND FINANCIAL USA INC
November 19, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNameBrian McKeag                            Sincerely,
Comapany NameHEARTLAND FINANCIAL USA INC
                                                          Division of
Corporation Finance
November 19, 2020 Page 2                                  Office of Finance
FirstName LastName